Exhibit 99.1

Investor Presentation | July 2021 Alexander Zwyer, CEO & Co - Founder defining Central Nervous System Therapies

Forward - Looking Statements This presentation contains express or implied forward - looking statements within the Private Securities Litigation Reform Act of 1995 and other U . S . Federal securities laws . For example, we are using forward - looking statements when we discuss the expected timing of our clinical trials, the receipt of the results from clinical trials and obtaining regulatory approval for Quilience ® ; clinical data readout ; proposed trials that may occur in the future ; our ability to generate revenue from licensing agreements or in compassionate use programs ; compounds or product candidates that we may seek to develop or add to our pipeline ; and the potential benefits and impact our products could have on improving patient health care . These forward - looking statements and their implications are based on the current expectations of our management only, and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward - looking statements . The following factors, among others, could cause actual results to differ materially from those described in the forward - looking statements : our ability to obtain additional capital ; a global pandemic, such as COVID - 19 , or economic downturn and any resulting government actions therefrom ; changes in technology and market requirements ; we may encounter delays or obstacles in launching and/or successfully completing our clinical trials ; our products may not be approved by regulatory agencies, our technology may not be validated as we progress further and our methods may not be accepted by the scientific community ; we may be unable to retain or attract key employees whose knowledge is essential to the development of our products ; unforeseen scientific difficulties may develop with our process ; our products may wind up being more expensive than we anticipate ; results in the laboratory may not translate to equally good results in real clinical settings ; results of preclinical studies may not correlate with the results of human clinical trials ; our patents may not be sufficient ; our products may harm recipients ; changes in legislation ; inability to timely develop and introduce new technologies, products and applications ; loss of market share and pressure on pricing resulting from competition, which could cause our actual results or performance to differ materially from those contemplated in such forward - looking statements . Except as otherwise required by law, we undertake no obligation to publicly release any revisions to these forward - looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events . For a more detailed description of the risks and uncertainties affecting us, reference is made to our Annual Report on Form 20 - F for the fiscal year ended December 31 , 2020 , including our cautionary discussion of risks and uncertainties under “Risk Factors” therein, and other reports files from time to time with the Securities and Exchange Commission . Our logo and some of our trademarks and tradenames are used or incorporated by reference in this presentation . This presentation also includes trademarks, tradenames and service marks that are the property of other organizations . Solely for convenience, trademarks, tradenames and service marks referred to in this presentation may appear without the ®, TM and SM symbols, but those references are not intended to indicate in any way that we will not assert to the fullest extent under applicable law our rights or the rights of the applicable licensor to these trademarks, tradenames and service marks . We obtained the statistical data, market data and other industry data and forecasts described by reference in this presentation from market research, publicly available information and industry publications . Industry publications generally state that they obtain their information from sources that they believe to be reliable, but they do not guarantee the accuracy and completeness of the information . Similarly, while we believe that the statistical data, industry data and forecasts and market research are reliable, we have not independently verified the data, and we do not make any representation as to the accuracy of the information . As used in this presentation, “the Company,” “we” and “our” refer to NLS Pharmaceutics Ltd . 2

⌾ NLS develops drug treatments for rare and complex Central Nervous System (CNS) disorders ⌾ Quilience ® is entering Phase 2 for narcolepsy treatment: $2.4B annual market** ⌾ Active ingredient in Quilience ® , mazindol, was used extensively in compassionate use off - label ⌾ Orphan Drug Designation (ODD) granted in the U.S. and Europe ⌾ Pipeline of additional programs and compounds in R&D Business Highlights *Market data as of July 1, 2021 ** ResearchAndMarkets.com press release (Sept. 25, 2019 ) NASDAQ: NLSP, NLSPW Market Cap*: $37.8M Shares Outstanding: 12.07M ADTV (3 mo ): 276K 3

Management Team Alex Zwyer, MBA Chief Executive Officer & Co - Founder A co - founder of the company with extensive operational, C - level pharmaceutical experience. A serial entrepreneur and strong leader with a proven track - record. Served as Chief Operating Officer at Viforpharma AG, a global specialty pharmaceutical company. Silvia Panigone , PhD, MBA Chief Operating Officer Track record in complex project management; former positions include Global Project Manager in Quintiles for phase II/III trials in the U.S., EU and Asia, managing large teams including Regulatory, CMC and pharmacology, with full P&L responsibilities. Subhasis Roy, MBA interim Chief Financial Officer 1 Over 25 years of healthcare industry experience as a healthcare banker , advisor and more recently as a biopharmaceutical company leader . Carlos Camozzi , MD, PhD Medical Director 1 Experienced Chief Medical and Corporate Governance Officer in the Biopharmaceuticals field with over 30 years of C - level expertise and experience in orphan drugs and other areas . Hervé Girsault , MBA Head of Business Development/Licensing 1 Experienced C - level pharma/biotech executive, former positions include Global Head M&A/BD Novartis Consumer Health, Head of Novartis Pharma Out - Licensing & Partnering. 1 C urrently engaged as consultant/ strategic advisor 4

Leadership “The heart and soul of our company is courage and innovation. Our unrelenting drive to break the status quo and develop anew where others see the impossible.” Alex Zwyer , MBA CEO & Co - Founder NLS Pharmaceutics 5

Focused on Rare and Complex CNS Disorders Large market, high need for more effective treatments Strong validation with decades of off - label use of mazindol in narcolepsy Novel mechanism of action addressing root cause of the disease Modest development costs anticipated to achieve regulatory approval Several value inflection points expected in 2021 - 2023 time frame Second mazindol - based product candidate with strong clinical evidence Build on successful Nolazol ® Phase 2 clinical trial Ability to capture income from licensing deal with Eurofarma in Latin America Leverage portfolio of compounds & core competency to identify compelling drug candidates Several product candidate leads in early research and development Develop Quilience ® for the treatment of narcolepsy License or develop Nolazol ® for ADHD as a follow - on program Advance early - stage product candidates Strategic Priorities 6

Classic narcolepsy is associated with very low or undetectable levels of the hormone, orexin, in the brain.* Narcolepsy treatments generated revenues of $2.4 billion in 2018, and are projected to reach $5.4 billion by 2026, a CAGR of 10.3%.** Significant valuations are being assigned to public companies with narcolepsy treatments. No commercially available products address the orexin deficit; most patients remain unsatisfied with their treatment.*** Narcolepsy: Debilitating Disorder; Large and Underserved Market * www.ncbi.nlm.nih.gov / pmc /articles/PMC6492289/ ** ResearchAndMarkets.com press release (Sept. 25, 2019) . ***2018. National Know Narcolepsy Survey. https:// knownarcolepsy.com /hcp/impact 3 million people suffer worldwide 150,000 - 200,000 Americans Approximately 50,000 diagnosed Source: www.narcolepsynetwork.org 7

Severe Rare Disease with Unmet Medical Need Source: 2018. National Know Narcolepsy Survey. https://knownarcolepsy.com/hcp/impact * Xyrem label & Safety and efficacy of long - term use of sodium oxybate for narcolepsy with cataplexy in routine clinical practice (Sleep Medicine 35 (2017) 80 - 84) Thought their narcolepsy symptoms are completely or mostly under control 94% 78% - 85% of patients in Phase 3 trials for Xyrem ® required stimulant therapy to manage their symptoms.* There is no cure and many patients report their medicines do not improve their symptoms. 12% Stated that new treatment options are needed Expressed frustration with current treatment options 93% 8

- Long history of active ingredient (mazindol) used to treat narcolepsy off - label (“Compassionate Use” Programs) - Novel mechanism of action with partial Orexin - 2 receptor activation - Orphan Drug Designation (ODD) granted in the U.S. and Europe - Anticipated Phase 2 trial initiation H2 2021, interim top - line results expected Q4 2021 - Potential expedited development: intent to leverage U.S. Food and Drug Administration’s 505(b)(2) and/or accelerated approval pathways (Breakthrough, FastTrack, PRIME) 9

Mazindol: Unique Dual Mechanism of Action (MOA)

Connecting Brains

Orexin-2 receptor partial agonist and triple reuptake inhibitor


Postsynaptic Neuron
OX_2R
Downstream wake-promoting neurotransmitters
Quilience®
(mazindol CR)
NE Receptor
DAT Receptor
5HT Receptor
Postsynaptic Neuron

Quilience® may help to promote wakefulness and decrease cataplexy attacks by restoring the downstream activity at the OX_2R and by stabilizing the cellular response through direct reuptake inhibition at the NET, DAT and SERT

Confirmed robust binding to dopamine and norepinephrine transporters

Enhances dopamine and norepinephrine neurotransmission

Improves "top down" regulation of executive function and inhibitory control

Actions of dual MOA

Robust binding to serotonin transporter, i.e., triple reuptake inhibitor (serotonin–norepinephrine-dopamine reuptake inhibitor (SNDRI))

- Improved dopamine – serotonin balance
- Enhanced effects on hyperactivity and inhibitory control

Orexin-2 partial agonist

- Improved "bottom up" regulation of arousal, alertness, energy metabolism and reward mechanism

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Retrospective Benefit/Risk Ratio: Mazindol in Patients with Drug Resistant Narcolepsy

ESS[1] score

Mean change from baseline

Before Mazindol
18.0 ± 3.1

After Mazindol
13.6 ± 5

−4.2
Change
p-value <0.0001

[1] Epworth Sleepiness Scale*

Change in weekly cataplexy rate

Before Mazindol
4.6 ± 3.1

After Mazindol
2.0 ± 2.8

−2.7
Change
p-value <0.0001

N = 139
Source: Nittur et.al, Sleep Med. 2013 Jan;14(1):30-6

*The ESS is a validated patient-reported measure of the patients' recent likelihood of falling asleep in everyday activities and is the same primary outcome measure widely used in other narcolepsy-related Phase 3 clinical trials


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Study* funded by the French Health Ministry concluded:

"Mazindol has a major effect on sleepiness, possibly greater than that of modafinil (Provigil)"

- Efficacy and sustained benefits
- Safety profile with long-term chronic use in adults and children

Study Conclusion:
"Mazindol has a long-term, favorable benefit/risk ratio in 60% of drug-resistant hypersomniacs, including a clear benefit on cataplexy."

* Nittur et.al, Sleep Med. 2013 Jan;14(1):30-6

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Quilience ® : C ompetitive Advantages * Discovered by scientists at NLS Pharmaceutics Well - tolerated drug substance Novel MOA* partially targeting the orexin system Validated efficacy of drug substance in chronic use off - label Schedule IV: low potential for abuse , misuse & diversion Once - daily monotherapy addressing the main narcolepsy symptoms Excessive Daytime Sleepiness Cataplexy 12

Quilience ® : Regulatory Exclusivity and Patent Protection Comprehensive Orphan Drug & IP strategy U.S. Orphan Drug Designation (ODD) secures up to 7.5 years of marketing exclusivity from launch in the U.S. EU ODD secures up to 12 years of marketing exclusivity from launch in the EU (incl. approval for use in children). Mazindol patent provides coverage until 2037; issued in Europe & Canada, application pending review in U.S. Life - cycle management strategies may offer additional patent protection through or beyond 2037. 13

Quilience ® : Planned Phase 2 Clinical Study Study design 4 - week, double blind , placebo - controlled, randomized, multicenter, titrated fixed dose (3 mg) parallel group study. Primary endpoint Change from baseline in daytime sleepiness as measured by Epworth Sleepiness Scale. Key secondary endpoint Change from baseline in the mean weekly number of cataplexy attacks in the subset of patients with cataplexy. Open - label safety extension study 14

Objective : demonstrate safety and efficacy of mazindol ER in a prospective clinical trial for treatment of narcolepsy ⌾ Trial design is patient - centric and COVID - 19 compliant with an open - label extension study to aid recruitment ⌾ Data are expected to inform a high - probability pivotal clinical trial program following guidance from FDA & EMA ⌾ If positive results, deploy accelerated late - stage development strategy leveraging 505(b)(2) pathway in U.S . ⌾ Potential for value inflection if Phase 2 results confirm benefits seen in mazindol IR retrospective study Phase 2 Trial Design and Implications – Optimized for Success 15

Quilience ® : Anticipated Development Timeline 2021 2022 2023 2024 Q2 2021 Opened IND request for expedited development designations(s) H2 2021 Initiate Phase 2 Study Q4 2021 Interim topline results from Phase 2 Study H2 2023 Results : Phase II/III Pivotal Trials Anticipated EMEA MAA and FDA NDA approval decisions H1 2022 End of Phase 2 meeting with FDA H2 2022 Initiation of Phase II/III Pivotal Trials 16

“I know some narcolepsy patients who had a very good response on mazindol, and never reached a comparable level with any other pharmacological treatment including the most recently approved substances.” Professor Dr. G.J. Lammers Professor of Neurology at Leiden University, current Chair of the Dutch Society for Sleep Medicine and co - founder of the European Narcolepsy Network (EU - NN) and served as President from 2007 - 2014 17

Additional objectives 1: Bridge patients from the end of clinical trials to commercialization 2: Leverage real - world and patient - centric data collected (broad populations, quality of life, satisfaction) 3: Professionally address patient and physician requests (formal published policy and process) Quilience ® : Compassionate Use Strategy Upon IND* Approval 1 st and 2 nd Waves = Potential revenue generation | 3 rd Wave = Early market presence and rapid uptake, country prioritization within each wave remains to be refined 1st Wave Countries Austria, Belgium, France, Italy, Switzerland Brazil/Latin America, Czech Republic, Denmark, Spain, UK 2nd Wave Countries China, Germany, Japan, Sweden, Taiwan 3rd Wave Countries Commercial objectives • Generate pre - approval revenues in select countries • Post - authorization revenues in non - priority countries for commercial launch (global NPP support) • Establish early market presence with Key Opinion Leaders/Centers of Excellence • Accelerate market uptake upon commercial availability 18 *Investigational New Drug

Mazindol CR: Treatment of Attention Deficit Hyperactivity Disorder 19

Nolazol ® (mazindol CR) • NLS - sponsored Phase 2 trial in ADHD demonstrated efficacy comparable to first - line CII stimulants with favorable tolerability • Trial validated the Company’s once - daily formulation • Studies suggest ADHD and narcolepsy are genetically related with possible common underlying biologic mechanisms¹ • Approximately 1/3 of patients with narcolepsy have ADHD symptoms, making it an important comorbidity² • Narcolepsy is often treated with the same stimulants approved for ADHD (methylphenidate, amphetamine products and others) • DEA Schedule IV classification vs. Schedule II for most stimulants; can reduce risk of abuse, misuse, and diversion Positive Phase 2 Results for Mazindol CR Demonstrated in ADHD Trial 1. Transl Psychiatry 2020 Aug 17;10(1):284. doi : 10.1038/s41398 - 020 - 00971 - 7. 2. Sleep Med 2020 Jan;65:84 - 88. doi : 10.1016/j.sleep.2019.07.022. Epub 2019 Aug 3, 3. https://www.ncbi.nlm.nih.gov/pmc/articles/PMC7336577/ Strong link between ADHD and narcolepsy 20

Phase 2 Trial Primary Endpoint Results – Greater Than or Equal to C-II Stimulant Levels

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Phase 2 clinical trial at 7 U.S. sites

Outpatient, multicenter, randomized, double-blind, placebo-controlled trial to assess efficacy, safety, tolerability, and pharmacokinetics (N = 85)

Flexible dose (1 mg, 2 mg, 3 mg)

Mean change from baseline in the ADHD-RS-DSM5 score at Day 42 of -18.9 (vs. -5.7 for placebo) was statistically significant in favor of Nolazol® (mazindol CR) (P<0.001)

ADHD-RS effect size: Gold standard endpoint in the field describing the difference between drug and placebo

Effect size: 1.09
Effect Size >1 indicating high efficacy of Nolazol® (mazindol CR)–Low efficacy would be <0.4; moderate: 0.6; >high: >0.8

Adult patients receiving Nolazol® showed effect size greater than current ADHD best-in-class drugs

ADHD-RS-DSM5 least squares mean scores


Day 1
Day 7
Day 14
Day 21
Day 28
Day 35
Day 42
LS Mean Score
0
-2
-4
-6
-8
-10
-12
-14
-16
-18
-20
Mazindol CR (1-3 mg)
Placebo

Least Squares Mean improvements: **-18.9** (mazindol CR) and **-5.7** (placebo)
Mean difference: **-13.2** (-18.7, -7.6)

Source: Wigal, T. L., Newcorn, J. H., Handal, N., Wigal, S. B., Mulligan, I., Schmith, V., & Konofal, E. (2018). A Double-Blind, Placebo-Controlled, Phase II Study to Determine the Efficacy, Safety, Tolerability and Pharmacokinetics of a Controlled Release (CR) Formulation of Mazindol in Adults with DSM-5 Attention-Deficit/Hyperactivity Disorder (ADHD). CNS Drugs, 32(3), 289-301. doi:10.1007/s40263-018-0503-y

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Connecting Brains

Mazindol CR Well - Tolerated in Phase 2 Study

Primary System Organ Class/Preferred Term	Mazindol CR (N = 43), N (%)		Placebo (N = 42), N (%)	
Subjects with any TEAEs	**31**	**72.1%**	**21**	**50.0%**
Gastrointestinal disorders	**19**	**44.2**	**7**	**16.7**
Constipation	3	7.0	0	0
Dry mouth	10	23.3	2	4.8
Nausea	5	11.6	0	0
General disorders	**6**	**14.0**	**2**	**4.8**
Fatigue	5	11.6	1	2.4
Infections and infestations	**8**	**18.6**	**7**	**16.7**
Upper respiratory tract infection	4	9.3	3	7.1
Laboratory/cardiovascular investigations	**6**	**14.0**	**2**	**4.8**
Heart rate increased	5	11.6	0	0
Metabolism and nutrition disorders	**4**	**9.3**	**5**	**11.9**
Decreased appetite	4	9.3	3	7.1
Nervous system disorders	**10**	**23.3**	**7**	**16.7**
Headache	6	14.0	5	11.9
Somnolence	3	7.0	1	2.4
Psychiatric disorders	**7**	**16.3**	**6**	**14.3**
Middle insomnia	3	7.0	0	0
Skin and subcutaneous tissue disorders	**3**	**7.0**	**2**	**4.8**

No treatment-related SAEs, withdrawals, no clinically significant AEs

Treatment-emergent adverse events occurring ≥ 5% of subjects in either treatment group during double-blind phase (safety population)

Source: Wigal, T. L., Newcorn, J. H., Handal, N., Wigal, S. B., Mulligan, I., Schmith, V., & Konofal, E. (2018). A Double-Blind, Placebo-Controlled, Phase II Study to Determine the Efficacy, Safety, Tolerability and Pharmacokinetics of a Controlled Release (CR) Formulation of Mazindol in Adults with DSM-5 Attention-Deficit/Hyperactivity Disorder (ADHD). CNS Drugs, 32(3), 289-301. doi:10.1007/s40263-018-0503-y

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Nolazol ® – Highly Differentiated on Major Attributes vs. Leading C - II Stimulants and Recent Launches Source: Adler LA, et al. J Clin Psychiatry. 2008;69(9):1364 - 1373.. 2 Frick G, et al. J Atten Disord . 2017.Epub ahead of print. 3. https:// www.medscape.com / viewarticle /576358#vp_2 *Based on current scheduling of Mazindol IR Manufacturer Shire Shire Neos Neos J&J/ Janssen NLS Pharmaceutics Generic n ame Lisdexamfetamine Amphetamine Amphetamine Methylphenidate Methylphenidate Mazindol Only non - amphetamine or non - methylphenidate containing product Novel MOA No No No No No YES (SDNRI and Orexin 2 partial agonist) Dual mechanism: validated and novel targets DEA schedule C - II C - II C - II C - II C - II C - IV* Only C - IV stimulant (highly differentiated) Effect size 0.99 1 0.91 2 n/a (similar to other AMP) n/a (similar to other MPH) 0.8 3 1.09 Phase 2 (adult) At par or better than amphetamine and better than methylphenidate Risk of abuse/misuse/diversion Y es Yes Yes Yes Yes NO Major advantage; improved scheduling Withdrawal /tolerance Yes (class label) Yes (class label) Yes (class label) Yes (class label) Yes (class label) NO None reported in clinical trials nor in decades of use in narcolepsy Black box warning Yes (class label) Yes (class label) Yes (class label) Yes (class label) Yes (class label) NO Increased MD and parent comfort Insomnia Yes Yes Yes Yes Yes NO Only 7% seen in Phase 2 Call - in and Rx available No No No No No YES Higher c onvenience (MD & parents) Available dosage (mg) 10, 20, 30, 40, 50, 60, 70 12.5, 25, 37.5, 50 3.1, 6.3, 9.4, 12.5, 15.7, 18.8 8.6, 17.3, 25.9, 34.6, 51.8 18, 27, 36, 54 , 72 1, 2, 3 mg (likely) Ease - of - use : simple dosing 23

“ We have not seen any potential treatment for ADHD that had effects as robust as we saw in the Phase 2 adult study , except for C - II stimulants . The prospect of a medication with efficacy as high as is seen with the C - II stimulants that would be a DEA Schedule IV drug would be most welcome and no doubt very well received.” Professor Dr. J. Newcorn Associate Professor of Psychiatry and Pediatrics and Director of the Division of Child and Adolescent Psychiatry at Mount Sinai Medical Center in New York Dr. Newcorn is a founding member of the board of directors of the American Professional Society for ADHD and Related Disorders (APSARD), and has served as the Chair of the APSARD Program Committee for the past three years . He is also Chair of the Advisory Board of the Klingenstein Third Generation Foundation and Head of the SAB for NLS in ADHD. 24

NLS Pharmaceutical Clinical Development Pipeline ADHD = Attention - Deficit/ Hyperactivity Disorder ; IH = Idiopathic Hypersomnia Product Candidate Candidate Selection Preclinical IND Enabling Studies Phase 1 Phase 2a Phase 2/3 Pivotals NDA Filing Quilience ® ( mazindol ER) Nolazol ® ( mazindol CR) NLS - 3 ( phacetoperane ) NLS - 4 ( lauflumide ) ADHD Narcolepsy ADHD IH, Narcolepsy 25

Overview of Pipeline & Earlier - Stage Projects 26

Anticipated Milestones and Corporate Priorities Accepted IND in U.S. to initiate Quilience ® Phase 2 trial in patients with narcolepsy; potential for accelerated regulatory pathway designations Initiate compassionate use programs outside the U.S. with potential for revenue generation Interim topline results of Phase 2 trail for Quilience ® expected in Q4 2021 Patent applications for mazindol extended - release formulation maturing globally Disclosures and updates for the Company’s CNS drug pipeline Potential for business development activity including license agreements or partnerships with other drug companies 27

System Therapies Thank you. 28

Alter Postplatz 2 CH - 6370 Stans NW Switzerland +41(0) 41 618 80 00 www.nlspharma.com 29